SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.	CMA Participações S.A.

CNPJ (TAXPAYERS’ ID) # 00.108.786/0001-65	CNPJ (TAXPAYERS’ ID) # 31.959.356/0001-80
NIRE # 35.300.177.240	NIRE # 35.300.179.641

RELEVANT NOTICE

MINUTES OF THE MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
BOARD OF DIRECTORS HELD ON AUGUST 06, 2004

Date, Time and Venue:	August 6, 2004, at 6 p.m., at the Company’s headquarters, at Rua Verbo Divino, 1.356 – 1o andar, Chácara Santo Antônio, São Paulo, SP.

Attendance:	Members of the Board of Directors representing the necessary quorum, in accordance to the signatures below.

Board of the Meeting:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:

NET SERVIÇOS DE COMUNICAÇÃO S.A. (“NET”) board members, the controlling shareholder of CMA PARTICIPAÇÕES S.A. (“CMA”), approved the cancellation of CMA public company registration. Therefore, NET will make a public offering for the acquisition of 100,001 (one hundred thousand and one) common shares outstanding, representing 0.01% (zero point zero one percent) of CMA’s voting capital and 94,315,540 (ninety-four million, three hundred fifteen thousand and five hundred forty) preferred shares, representing 4.10% (four point ten percent) of CMA’s voting capital (“OPA”).

1.     The offering share price for the acquisition of CMA’s common and preferred shares will be R$1.35 (one real and thirty-five centavos) per 1,000 shares (“Price”).

2.     The Price should be paid in cash, in legal tender (Real), adjusted according to the variation of monthly referential interest rate (“TR”), calculated pro rata temporis as of the presented date until the date of its financial liquidation or other payments resulting from subsequent events, if applicable.

3.     NET makes available as of today and during the OPA period, the valuation report prepared by Boucinhas & Campos Soteconti Auditores Independentes S/C, as provided by CVM Instruction # 361, as of March 05, 2002 (“Valuation Report”), (i) at its headquarters, located in the City and State of São Paulo, at Rua Verbo Divino, n° 1.356 - 1° andar (parte), CEP 04719-002, Chácara Santo Antônio, (ii) at CMA’s headquarters, located in the City and State of São Paulo, at Rua Verbo Divino, n° 1.356 - 1° andar (parte), CEP 04719-002, Chácara Santo Antônio, (iii) at CMA/NET’s website: www.ri.netservicos.com.br, (iv) at Ágora Senior Corretora de Títulos e Valores Mobiliários S.A (“Intermediate Institution”), located in the City and State of Rio de Janeiro, at Rua Dias Ferreira, n° 190, 6° andar, (v) at the Brazilian Securities and Exchange Commission (“CVM”), located in the City and State of Rio de Janeiro, at Rua Sete de Setembro, n° 111, 5° andar, “Consulting Center”, and in the City and State of São Paulo, at Rua Formosa, n°367, 20° andar, Centro, (vi) at CVM’s website: www.cvm.gov.br, (vii) at the São Paulo Stock Exchange (“BOVESPA”), located in the City and State of São Paulo, at Rua XV de Novembro, 275, and (viii) at BOVESPA’s website: www.bovespa.com.br.

4.     As provided by Article 4-A of Law # 6,404/76 and Article 24 of CVM’s Instruction # 361/02, CMA’s shareholders willing to submit a Price revision request, should address such request, until August 24, 2004, at 6 p.m., against receipt, to Mr. Leonardo Porciúncula Gomes Pereira, NET’s Chief Financial and Investor Relations Officer, at NET’s above-mentioned address. Requests should be in written form, duly justified including certainty facts that show failures or error in applying either the calculation methodology or the valuation criteria when preparing the Valuation Report, as well as, information referring to the qualification and total number of shares individually held by the request applicant, in order to request that a special meeting of the holders of outstanding shares (“Special Meeting”) is called.

5.     The OPA should be previously registered at CVM, including the eventual use of different procedures, as provided by Article 34 of CVM Instruction # 361/02.

Closing:	Having no further issues to be discussed, the meeting was ended and these minutes drawn up, which were read, approved and signed by all attendees.

Signatures	: Jorge Luiz de Barros Nóbrega, Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Edgard Lobão dos Santos, Rômulo de Mello Dias and Nelson Pacheco Sirotsky.

I certify that this is a free translation of the original minutes drawn up in the Company’s proper book.

São Paulo, August 6, 2004.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.